SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)



                                   EVANS, INC.

                                (Name of Issuer)


                          Common Stock, $.20 par value

                         (Title of Class of Securities)


                                   299155 10 1

                                 (CUSIP Number)


       Jeffrey L. Steele, Esq., 1500 K Street, N.W. Washington, D.C. 20005
                                 (202) 626-3314

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 October 6, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                         Page 1 of 14 Pages

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           Peter Cundill & Associates (Bermuda) Ltd.
           N/A
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
   2                                                                   (b)  |X|
--------------------------------------------------------------------------------
           SEC USE ONLY
   3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------------------------------------------------------------------
      NUMBER OF                       SOLE VOTING POWER
        SHARES               7
     BENEFICIALLY                     158,400
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       ---------------------------------------------------------
                                      SHARED VOTING POWER
                             8
                                      426,654
                       ---------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                             9
                                      408,854
                       ---------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      485,900
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           894,754
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           |_|
    12

--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              17.95%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              CO, IA (Canadian)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           Peter Cundill Holdings (Bermuda) Ltd.
           N/A
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
   2                                                                   (b)  |X|
--------------------------------------------------------------------------------
           SEC USE ONLY
   3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------------------------------------------------------------------
      NUMBER OF                       SOLE VOTING POWER
        SHARES               7
     BENEFICIALLY                     0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       ---------------------------------------------------------
                                      SHARED VOTING POWER
                             8
                                      585,054
                       ---------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                             9
                                      0
                       ---------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      894,754
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           894,754
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            |_|
    12

--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              17.95%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           F. Peter Cundill
           N/A
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
   2                                                                   (b)  |X|
--------------------------------------------------------------------------------
           SEC USE ONLY
   3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------------------------------------------------------------------
      NUMBER OF                       SOLE VOTING POWER
        SHARES               7
     BENEFICIALLY                     136,900
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       ---------------------------------------------------------
                                      SHARED VOTING POWER
                             8
                                      585,054
                       ---------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                             9
                                      0
                       ---------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      894,754
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           894,754
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            |_|
    12

--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              17.95%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           Cundill Value Fund
           N/A
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
   2                                                                   (b)  |X|
--------------------------------------------------------------------------------
           SEC USE ONLY
   3

--------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
--------------------------------------------------------------------------------
      NUMBER OF                       SOLE VOTING POWER
        SHARES               7
     BENEFICIALLY                     0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       ---------------------------------------------------------
                                      SHARED VOTING POWER
                             8
                                      408,854
                       ---------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                             9
                                      0
                       ---------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      408,854
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           408,854
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                            |_|
    12

--------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              8.20%
--------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              OO
--------------------------------------------------------------------------------

                  This Amendment No. 17 to the Statement on Schedule 13D heretofore filed on May 19, 1989, as amended by Amendment No. 1 filed on December 19, 1989, Amendment No. 2 filed on February 14,
1990, Amendment No. 3 filed on March 28, 1990, Amendment No. 4 filed on December 18, 1990, Amendment No. 5 filed on February 14,
1991, Amendment No. 6 filed on March 11, 1991, Amendment No. 7 filed on July 10, 1991, Amendment No. 8 filed on January 12, 1994, Amendment No. 9 filed on February 1, 1994, Amendment No. 10 filed
April 8, 1994, Amendment No. 11 filed on September 14, 1994,
Amendment No. 12 filed on January 9, 1995, Amendment No. 13 filed on February 24, 1995, Amendment No. 14 filed on June 9, 1995,
Amendment No. 15 filed on September 8, 1995 and Amendment No. 16 filed on September 9, 1997, is filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill
Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"),
Cundill Value Fund, an incorporated mutual fund trust governed by the laws of British Columbia ("Value Fund") and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings,
Value Fund and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS
ENTIRETY:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                  (1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 190,600 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $389,252. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (2) Acting on behalf of Cundill Value Fund, an unincorporated trust governed by the laws of British Columbia ("Value Fund"), PCB purchased a total of 408,854 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,828,861.76. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (3) Acting on behalf of Cundill International Company Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 158,400 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $284,583.03. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (4) Acting on behalf of Peter Cundill Limited Partnership, a limited partnership formed under the laws of British Columbia ("Cundill Limited"), PCB purchased a total of 131,400 Shares in open market transactions, for an aggregate consideration (exclusive of brokers' commissions) of $289,613.86. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (5) Acting on behalf of Cundill Capital L.P., a limited partnership formed under the laws of British Columbia ("Cundill Capital"), PCB purchased a total of 5,500 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $7,390.63. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                           Individually none of PCA, International, Cundill Limited or Cundill Capital beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to PCA, Value Fund, International, Cundill Limited and Cundill Capital, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems (1), (2), (3), (4), (5) and (6) above.

                  All dollar amounts are in United States dollars.

THE FIRST PARAGRAPH OF ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 5.           Interest in Securities of the Issuer.

                  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:



Shares Deemed to be                      Nature of                                               Percentage
Beneficially Owned By:                   Ownership                                                of Class

(A)  PCB:

                  172,800              Shared Dispositive Power
                                       Only  (1)                                                     3.47%

                   17,800              Shared Voting and Shared
                                       Dispositive Power  (2)                                        0.36%

                  408,854              Shared Voting and Sole
                                       Dispositive Power  (3)                                        8.20%

                  158,400              Sole Voting and Shared
                                       Dispositive Power  (4)                                        3.18%

                  131,400              Shared Dispositive
                                       Power Only  (5)                                               2.64%

                    5,500              Shared Dispositive
                                       Power Only  (6)                                               0.11%
                                                                                                     -----

                  894,754                                                                           17.95%
                  =======                                                                           ======


(B)      Holdings:

                  172,800              Shared Dispositive Power
                                       Only  (7)                                                     3.47%

                   17,800              Shared Voting and Shared
                                       Dispositive Power  (8)                                        0.36%

                  408,854              Shared Voting and Sole
                                       Dispositive Power  (9)                                        8.20%

                  158,400              Shared Voting and Shared
                                       Dispositive Power  (10)                                       3.18%

                  131,400              Shared Dispositive
                                       Power Only  (11)                                              2.64%

                    5,500              Shared Dispositive
                                       Power Only  (12)                                              0.11%
                                                                                                     -----

                  894,754                                                                           17.95%
                  =======                                                                           ======


(C)      Cundill:

                  172,800              Shared Dispositive Power
                                       Only  (13)                                                    3.47%





                                                                                              Page 9 of 14 Pages


                   17,800              Shared Voting and Shared
                                       Dispositive Power  (14)                                       0.36%

                  408,854              Shared Voting and Shared
                                       Dispositive Power  (15)                                       8.20%

                  158,400              Shared Voting and Shared
                                       Dispositive Power  (16)                                       3.18%

                  131,400              Sole Voting and Shared
                                       Dispositive Power  (17)                                       2.64%

                    5,500              Sole Voting and Shared
                                       Dispositive Power  (18)                                       0.11%
                                                                                                     -----

                  894,754                                                                           17.95%
                  =======                                                                           ======



(1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

(2) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

(3) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

(4) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

(5) Such Shares are owned by Cundill Limited. The general partner of Cundill Limited has sole voting power over such Shares. PCB is the investment adviser of Cundill Limited and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Limited.

(6) Such Shares are owned by Cundill Capital. The general partner of Cundill Capital has sole voting power over such Shares. PCB is the investment advisor of Cundill Capital and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Capital.

(7) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

(8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(9) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(10) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(11) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(12) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(13) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

(14) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(15) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(16) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(17) Cundill, because he is a controlling person of the general partner of Cundill Limited, could be deemed to have sole voting power over such Shares. Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(18) Cundill, because he is a controlling person of the general partner of Cundill Capital, could be deemed to have sole voting power over such Shares. Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

         TRANSACTIONS

         No  transactions  in the Shares  have been  effected  by the  Reporting
Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market.

Reporting                Sale/                                         No. of                    Price
Person                   Purchase             Date                     Shares                    Share

PCB                      Sale                9/12/97                   2,600                     $2.982
                          "                  9/12/97                   2,600                     $2.982
                          "                  10/1/97                  31,800                     $2.796
                          "                  10/1/97                   1,400                     $2.796
                          "                  10/2/97                  11,200                     $2.763
                          "                  10/6/97                   1,400                     $2.875




PCB on                   Sale                9/12/97                   2,500     `               $2.982
behalf of                 "                  10/1/97                  31,800                     $2.796
Cundill                   "                  10/2/97                  11,200                     $2.763
Limited                   "                  10/6/97                   3,100                     $2.875

PCB on                   Sale                9/12/97                   2,500     `               $2.982
behalf of                 "                  10/1/97                  31,800                     $2.796
Value                     "                  10/2/97                  11,100                     $2.763
Fund                      "                  10/6/97                   3,100                     $2.875

PCB on                   Sale                9/12/97                   2,600     `               $2.982
behalf of                 "                  10/1/97                  31,800                     $2.796
PCA                       "                  10/2/97                  11,200                     $2.763
                          "                  10/6/97                   3,100                     $2.875

PCB on                   Sale                9/12/97                   2,500     `               $2.982
behalf of                 "                  10/1/97                  31,800                     $2.796
Inter-                    "                  10/2/97                  11,200                     $2.763
national                  "                  10/6/97                   3,100                     $2.875

PCB on                   Sale                9/12/97                   2,600     `               $2.982
behalf of                 "                  10/1/97                  31,800                     $2.796
PCA                       "                  10/2/97                  11,200                     $2.763
                          "                  10/6/97                   3,100                     $2.875


Item 7.                  Materials Filed as Exhibits.

                         In accordance with Rule 101(a)(2)(ii) of Regulation
S-T, the following exhibits which have been previously filed in paper format, are not required to be restated electronically and are incorporated by reference herein.

                  Exhibit 1 -          Agreement dated April 1, 1987 between PCB
                                       and PCA (previously filed with Amendment
                                       No. 7 to this Schedule 13D filed on
                                       July 9, 1991).

                  Exhibit 2 -          Master Investment Counsel Agreement dated
                                       June 1, 1995 between PCB and the Trustee of Value Fund (Incorporated by reference to Exhibit D to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting
                                       Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                  Exhibit 3 -          Power of Attorney for Peter Cundill &
                                       Associates (Bermuda) Ltd (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                                       Enterprises, Inc.)

                  Exhibit 4 -          Power of Attorney for Peter Cundill
                                       Holdings (Bermuda) Ltd (Incorporated by
                                       reference to Exhibit B to Item 7 of
                                       Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                                       Enterprises, Inc.)

                  Exhibit 5 -          Power of Attorney for F. Peter Cundill
                                      (Incorporated by reference to Exhibit C to
                                       Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October
                                       12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                  Exhibit 6 -          Power of Attorney for Cundill Value Fund
                                      (Incorporated by reference to Exhibit 1 to
                                       Item 7 of Amendment No. 6 to Schedule 13D filed by the Reporting Persons on June 7, 1996 with respect to the common stock of Elsinore Corporation).

                                   SIGNATURES


         The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.


                                                     PETER CUNDILL & ASSOCIATES
                                                     (BERMUDA) LTD.



Date:  October 7, 1997                               By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                           Attorney-in-Fact*


                                                     PETER CUNDILL HOLDINGS
                                                     (BERMUDA) LTD.



Date:  October 7, 1997                               By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                           Attorney-in-Fact*



                                                     F. PETER CUNDILL



Date:  October 7, 1997                               By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                           Attorney-in-Fact*



                                                     CUNDILL VALUE FUND



Date:  October 7, 1997                               By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                           Attorney-in-Fact*


*Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.